MCKINLEY FUNDS

                         MCKINLEY LARGE CAP GROWTH FUND

                         SCHEDULE DATED AUGUST 12, 2002
                         TO THE ADMINISTRATION AGREEMENT
                             DATED NOVEMBER 14, 1991
                      AS AMENDED AND RESTATED MAY 17, 1994
                                     BETWEEN
                         THE ADVISORS' INNER CIRCLE FUND
                                       AND
                      SEI INVESTMENTS MUTUAL FUNDS SERVICES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the McKinley Large Cap Growth Fund (the "Fund") at an annual rate set forth below based upon the aggregate average daily net assets of the Fund (and any additional portfolios).

          0.15% of the first $250 million in net assets;

          0.125% of the next $250 million in net assets; and

          0.10% of net assets exceeding $500 million.

          This fee schedule is subject to a minimum annual fee for the Fund of $132,500 for two classes of shares or $125,000 for a single class in existence as of the effective date of this Agreement. (For the avoidance of doubt, the higher minimum fee for the second class will not be assessed until the second class is offered to the public.) The minimum fee shall be increased $50,000 for each portfolio created after the effective date of this Agreement. In addition, the minimum fee shall be increased $15,000 for each new class added to the Fund or any portfolio after the effective date of this Agreement, as well as for each class in excess of one for any new portfolios added after the effective date of this Agreement.

Term: Pursuant to Article 7, the term of this Agreement shall commence on the effective date of the Fund's prospectus, and shall remain in effect with respect to the Fund (and any additional portfolios) for five years (the "Initial Term"). This Agreement shall continue in effect for successive periods of five years after the Initial Term (a "Renewal Term"). This Agreement may be terminated only: (a) by either party at the end of the Initial Term or the end of any Renewal Term on 90 days' prior written notice; (b) by either party hereto on such date as is specified in written notice given by the terminating party, in the event of a material breach of this Agreement by the other party, provided the terminating party has notified the other party of such material breach at least 45 days prior to the specified date of termination and the breaching party has not remedied such breach by the specified date; or (c) as to the Fund (and any additional portfolios), effective upon the liquidation of such Fund (and/or additional portfolios). For purposes of this paragraph, the term "liquidation" shall mean a transaction in which the assets of the Fund (or any additional portfolios) are sold or otherwise disposed of and proceeds therefrom are distributed in cash to the shareholders in complete liquidation of the interests of such shareholders in the entity.

                                [END OF SCHEDULE]


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Agreed to and accepted by:

SEI Investments Mutual Funds Services                Advisors' Inner Circle Fund


By: /s/ William E. Zitelli                           By: /s/ Timothy D. Barto
   ----------------------------------                   ---------------------
Name:  William E. Zitelli                             Name:  Timothy D. Barto
Title: Vice President                                 Title: Vice President


Acknowledged and Agreed to by:

McKinley Capital Management, Inc.


By: /s/ Diane Wilke
   ----------------------------------
Name:  Diane Wilke
Title: Vice President